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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-11355

UNITED AIR LINES, INC.

(Exact name of registrant as specified in its charter)

1200 East Algonquin Road
Elk Grove Township, Illinois 60007
(847) 700-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10¼% Debentures due 2021
9¾% Debentures due 2021
9% Notes due 2003
9⅛% Debentures due 2012
10.67% Series A Debentures due 2004
11.21% Series B Debentures due 2014

(Title of each class of securities covered by this Form)

Enhanced Pass Through Certificates, Series 1997-1
Pass Through Certificates, Series 2000-1
Pass Through Certificates, Series 2000-2
Pass Through Certificates, Series 2001-1

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	None

     Pursuant to the requirements of the Securities Exchange Act of 1934 United Air Lines, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 1, 2006	By:	/s/ Paul R. Lovejoy

		Name:	Paul R. Lovejoy
		Title:	Senior Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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